Exhibit 99.2

POET

TECHNOLOGIES INC.

Unaudited Consolidated

Financial Statements

6-months ended June 30, 2014

TABLE OF CONTENTS

Notice to Shareholders		2

Consolidated Statement of Financial Position		3

Consolidated Statements of Operation and Deficit		4

Consolidated Statements of Comprehensive Loss		4

Consolidated Statements of Changes in Shareholders’ Equity		5

Consolidated Statements of Cash Flows		6

Notes to Consolidated Financial Statements		7

1.	Description of Business	7
2.	Summary of Significant Accounting Policies	7
3.	Recent Accounting Pronouncements	10
4.	Marketable Securities	10
5.	Property and Equipment	10
6.	Patents and Licenses	11
7.	Accounts Payable and Accrued Liabilities	11
8.	Share Capital	12
9.	Warrants	13
10.	Stock Options and Contributed Surplus	13
11.	Loss Per Share	15
12.	Commitments and Contingencies	15
13.	Related Party Transactions	16
14.	Segmented Information	16
15.	Financial Instruments and Risk Management	18
16.	Capital Management	19
17.	Expenses	19
18.	Reduction of License Fee	20
19.	Accounting Policy Change	20

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POET TECHNOLOGIES INC. Suite 501, 121 Richmond Street West Toronto, Ontario M5H 2K1 Tel: 416-368-9411 Fax: 416-861-0749 http://www.poet-technologies.com

NOTICE TO SHAREHOLDERS

FOR THE SIX MONTHS ENDED JUNE 30, 2014

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

Auditors’ involvement

The auditors of POET Technologies Inc. have not performed a review of the condensed unaudited consolidated financial statements for the three and six months ended June 30, 2014 and June 30, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

		(Audited)
	June 30,	December 31,
	2014	2013

Assets
Current
Cash	$12,695,936	$3,260,967
Prepaids and other current assets	58,383	267,012
Marketable securities (Note 4)	—	397

	12,754,319	3,528,376
Property and equipment (Note 5)	850,579	903,792
Patents and licenses (Note 6 and 19)	175,900	125,676

	$13,780,798	$4,557,844

Liabilities
Current
Accounts payable and accrued liabilities (Notes 7)	$238,397	$256,027

	238,397	256,027

Shareholders’ Equity

Share capital (Note 8(b))	54,774,284	42,911,455
Warrants (Note 9)	9,219,509	8,135,590
Contributed surplus (Note 10)	21,171,573	20,261,067
Accumulated other comprehensive income	130,723	(11,593)
Deficit (Note 19)	(71,753,688)	(66,994,702)

	13,542,401	4,301,817

	$13,780,798	$4,557,844

Commitments and contingencies (Note 12)

On behalf of the Board of Directors

/s/ Peter Copetti	/s/ John F. O’Donnell
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013

Costs and expenses (Note 17)
General and administration	2,410,980	1,714,564	3,833,755	3,021,415
Research and development	613,001	350,335	1,095,063	759,588

	3,023,981	2,064,899	4,928,818	3,781,003

Loss before the following	(3,023,981)	(2,064,899)	(4,928,818)	(3,781,003)
Other income (Note 2)	85,204	86,269	169,832	177,356

Net loss	(2,938,777)	(1,978,630)	(4,758,986)	(3,603,647)

Deficit, beginning of period	(68,814,911)	(60,774,062)	(66,994,702)	(59,149,045)
Net loss	(2,938,777)	(1,978,630)	(4,758,986)	(3,603,647)

Deficit, end of period	$(71,753,688)	$(62,752,692)	$(71,753,688)	$(62,752,692)

Basic and diluted loss per share (Note 11)	$(0.02)	$(0.01)	$(0.03)	$(0.03)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013

Net loss	$(2,938,777)	$(1,978,630)	$(4,758,986)	$(3,603,647)

Other comprehensive (loss) income - net of income taxes Exchange differences on translating foreign operations	291,200	(119,035)	142,316	(236,152)

Comprehensive loss	$(2,647,577)	$(2,097,665)	$(4,616,670)	$(3,839,799)

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

(Expressed in US Dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

For the Six Months Ended June 30,	2014	2013

Share Capital
Beginning balance	$42,911,455	$40,225,401
Shares issued for reduction of license fee	1,439,898	—
Funds from the exercise of warrants and compensation warrants	6,881,285	37,111
Fair value of warrants and compensation warrants exercised	3,063,038	23,387
Funds from the exercise of stock options	63,450	100,542
Fair value of stock options exercised	47,826	79,693
Funds from private placements	4,546,000	7,189,200
Fair value of warrants and compensation warrants issued	(4,146,957)	(4,308,292)
Share issue costs	(31,711)	(529,222)

June 30,	54,774,284	42,817,820

Warrants
Beginning balance	8,135,590	3,850,685
Fair value of warrants and compensation warrants issued	4,146,957	4,308,292
Fair value of warrants and compensation warrants exercised	(3,063,038)	(23,387)

June 30,	9,219,509	8,135,590

Contributed Surplus
Beginning balance	20,261,067	16,361,282
Stock-based compensation	958,332	1,727,894
Fair value of stock options exercised	(47,826)	(79,693)

June 30,	21,171,573	18,009,483

Accumulated Other comprehensive income
Beginning balance	(11,593)	243,829
Other comprehensive (loss) income attributable to common shareholders	142,316	(236,152)

June 30,	130,723	7,677

Deficit
Beginning balance	(66,994,702)	(59,149,045)
Net loss	(4,758,986)	(3,603,647)

June 30,	(71,753,688)	(62,752,692)

Total shareholders’ equity	$13,542,401	$6,217,878

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Six Months Ended June 30,	2014	2013

CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$(4,758,986)	$(3,603,647)
Adjustments for:
Depreciation of property and equipment	100,684	12,728
Amortization of patents and licenses	8,861	10,278
Shares issued for reduction of license fee (Note 18)	1,439,898	—
Product warranty	—	74,101
Stock-based compensation (Note 10)	958,332	1,727,894

	(2,251,211)	(1,778,646)
Net change in non-cash working capital accounts:
Accounts and other receivable	—	(120,527)
Prepaid and other current assets	209,026	155,205
Accounts payable and accrued liabilities	(17,631)	9,494

Cash flow from operating activities	(2,059,816)	(1,734,474)

INVESTING ACTIVITIES

Construction in progress	—	(673,655)
Purchase of property and equipment	(47,470)	(197,153)
Purchase of patents and licenses	(59,085)	(62,923)

Cash flow from investing activities	(106,555)	(933,731)

FINANCING ACTIVITIES

Issue of common shares for cash, net of issue costs (Note 8)	11,459,024	6,797,531

Cash flow from financing activities	11,459,024	6,797,531

EFFECT OF EXCHANGE RATE CHANGES ON CASH	142,316	(236,152)

NET CHANGE IN CASH	9,434,969	3,893,174
CASH AND CASH EQUIVALENT, beginning of period	3,260,967	1,435,762

CASH AND CASH EQUIVALENT, end of period	$12,695,936	$5,328,936

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.                                      DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and ODIS Inc. (“ODIS”), a subsidiary of Opel Solar Inc., (collectively, the “Company”) develops and markets optical laser and infrared detection using planar opto electronic technology (“POET”). Opel Solar Inc. is a wholly owned subsidiary of POET Technologies Inc. The Company continues to develop the technology to produce a monolithic, integrated opto electronic microchip. The Company’s head office is located at 121 Richmond Street West, Suite 501, Toronto, Ontario, Canada M5H 2K1. These condensed unaudited consolidated financial statements of the Company were approved Board of Directors of the Company on August 12, 2014.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2013.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than USD are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive income.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company’s financial instruments include cash, accounts and other receivable, accounts payable and accrued liabilities. The Company designated its cash as fair value through profit or loss, its accounts and other receivable as loans and receivables, and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income .

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology which refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following rates:

New
Machinery and equipment	Straight Line, 5 years
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over their estimated useful lives. Ongoing maintenance costs are expensed as incurred. The expiry of the patents and licenses range from 6 - 12 years (See note 19).

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit  (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company has not recorded an impairment loss in 2014 or 2013.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Government grants - Other Income

Government grants received exclusively from the Department of Defense of the United States of America and NASA, relating to research and development, are recognized as other income, net, based on the agreed upon milestones of the projects. Other income earned on government grants in 2014 was $169,832 (2013 -  $177,356).

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets,  for deferral and amortization.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following new accounting policy was adopted on January 1, 2014:

Financial instruments

IAS 32,  Financial Instruments; Offsetting Financial Assets and Financial Liabilities

The amendment provides further clarification on the application of the offsetting requirements. The adoption of this pronouncement did not have an impact on the Company’s consolidated financial statements.

3.                                      RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company.

(i)             Financial instruments

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS 9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income rather than in the statement of profit or loss. The new standard applies to annual years beginning on or after January 1, 2015.

4.                                      MARKETABLE SECURITIES

Marketable securities consist of small investments in three companies carrying a market value of nil as of June 30, 2014 and $397 as of December 31, 2013.

5.                                      PROPERTY AND EQUIPMENT

	Machinery and	Office
	equipment	equipment	Total
Cost
Balance, January 1, 2013	$27,500	$2,335	$29,835
Additions	931,449	6,411	937,860
Balance, December 31, 2013	958,949	8,746	967,695
Additions	23,835	23,635	47,470
Balance, June 30, 2014	982,784	32,381	1,015,165

Accumulated Depreciation
Balance, January 1, 2013	2,750	415	3,165
Depreciation for the year	59,250	1,488	60,738
Balance, December 31, 2013	62,000	1,903	63,903
Depreciation for the period	97,657	3,026	100,683
Balance, June 30, 2014	159,657	4,929	164,586

Carrying Amounts
At December 31, 2013	$896,949	$6,843	$903,792
At June 30, 2014	$823,127	$27,452	$850,579

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.                                      PATENTS AND LICENSES

Cost
Balance, January 1, 2013	$103,229
Additions	62,923
Balance, December 31, 2013	166,152
Additions	59,085
Balance, June 30, 2014	225,237

Accumulated Depreciation
Balance, January 1, 2013	27,679
Amortization/impairment	12,797
Balance, December 31, 2013	40,476
Amortization	8,861
Balance, June 30, 2014	49,337

Carrying Amounts
At December 31, 2013	$125,676
At June 30, 2014	$175,900

See note 19 for explanation on a change in accounting policy relating to patents and licenses.

7.                                      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2014	2013
Trade payable	$105,166	$94,824
Payroll related liabilities	133,231	89,243
Accrued liabilities	—	71,960
	$238,397	$256,027

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.                                      SHARE CAPITAL

(a)         AUTHORIZED

Unlimited number of common shares

1 Special voting share

(b)         COMMON SHARES ISSUED

	Number of
	Shares	Amount
Balance, January 1, 2013	117,528,615	$40,225,401
Shares issued on the exercise of stock options	607,500	152,502
Fair value of stock options exercised	—	121,368
Shares issued on private placement	14,400,000	7,189,200
Fair value of warrants and compensation warrants issued	—	(4,308,292)
Share issue costs	—	(529,222)
Shares issued on the exercise of warrants and compensation warrants	140,000	37,111
Fair value of warrants exercised	—	23,387

Balance, December 31, 2013	132,676,115	42,911,455
Shares issued on the exercise of warrants and compensation warrants	16,981,337	6,881,285
Fair value of warrants and compensation warrants exercised	—	3,063,038
Shares issued on the exercise of stock options	280,000	63,450
Fair value of stock options exercised	—	47,826
Shares issued on private placements	7,692,307	4,546,000
Fair value of warrants and compensation warrants issued	—	(4,146,957)
Shares issued for reduction of license fee	2,000,000	1,439,898
Share issue costs	—	(31,711)
Balance, June 30, 2014	159,629,759	$54,774,284

On February 13, 2014, the Company completed a $4,546,000 (CAD $5,000,000) private placement financing. The financing consisted of 7,692,307 units at a price of $0.59 (CAD $0.65) per unit. Each unit comprises one common share and one common share purchase warrant. One warrant allows the holder to acquire one common share of the Company at an exercise price of $0.91 (CAD $1.00) per share for a period of 2 years.  No commission was payable with respect to this financing. The Company paid a finders fee of $31,711 (CAD $35,000).

The fair value of the warrants was estimated using the Black-scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.017%, volatility of 92.22% and estimated life of 2 years. The estimated fair value assigned to the warrants was $4,146,957.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.                                   WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise	Number of	Historical
	Price	Warrants	Fair value
Balance, January 1, 2013	$0.33	26,778,569	$3,850,685
Warrants issued	0.75	14,400,000	3,825,178
Compensation warrants issued	0.50	1,440,000	483,114
Exercised	0.17	(140,000)	(23,387)
Balance, December 31, 2013	0.48	42,478,569	8,135,590
Warrants issued	0.91	7,692,307	4,146,957
Exercised	0.41	(16,981,337)	(3,063,038)
Balance, June 30, 2014	$0.62	33,189,539	$9,219,509

As at June 30, 2014 the following warrants were outstanding:

	Number	Historical	Exercise
	of Warrants	Fair Value ($)	Price ($)	Expiry Date
	156,000	33,674	0.29	July 21, 2014
	1,642,348	216,687	0.34	June 8, 2015
	731,544	96,431	0.34	June 22, 2015
	1,332,000	179,119	0.34	July 31, 2015
	1,355,039	185,125	0.34	September 7, 2015
	5,325,000	738,140	0.34	September 13, 2015
	2,348,000	322,654	0.35	September 27, 2015
	10,196,000	2,708,439	0.75	February 14, 2015
	7,503,807	4,045,404	0.91	February 13, 2016
Compensation warrants	38,040	6,659	0.22	June 22, 2016
Compensation warrants	45,000	8,024	0.22	July 31, 2016
Compensation warrants	46,111	8,353	0.22	September 7, 2016
Compensation warrants	536,900	98,681	0.22	September 13, 2016
Compensation warrants	500,000	91,102	0.22	September 27, 2016
Compensation warrants	1,433,750	481,017	0.50	February 14, 2016
	33,189,539	9,219,509	0.62

These warrants were issued in Canadian dollars and are exercisable at prices ranging from $0.23 CAD and $1.00 CAD.

10.                               STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 21, 2013, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, referred to as the “2013 Plan”). Under the 2013 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2013 Plan provides that the number of common shares issuable pursuant to options granted under the 2013 Plan and pursuant to other previously granted options is limited to 26,475,000 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot exceed 20% of the number of issued and outstanding shares. Options granted under the 2013 Plan generally vest 25% immediately and 25% every six months from the date of issue, however, the directors may, at their discretion, specify a different vesting period.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.                               STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Weighted average
	Number of	Exercise
	Options	Price

Balance, January 1, 2013	17,602,750	$0.35
Expired/cancelled	(572,500)	0.53
Exercised	(607,500)	0.25
Granted	7,310,000	0.46
Balance, December 31, 2013	23,732,750	0.38
Exercised	(280,000)	0.22
Granted	215,000	1.31
Balance, June 30, 2014	23,667,750	$0.38

During the period, the Company granted 215,000 (2013 - 2,250,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of 1.33 (2013 - $0.46) per share. The share price on the date of grant was $1.33 (2013 - $0.53).

During the period, the Company recorded stock-based compensation of $958,332 (2013 - $1,727,894) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions;

	2014	2013
Weighted average risk-free interest rate	1.82%	1.54%
Weighted average dividend yield	0%	0%
Weighted average volatility	102%	115%
Weighted average estimated life	5.13 years	5 years

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at June 30, 2014 are as follows:

Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price
$0.11 - $0.25	6,555,000	$0.22	3.70	6,555,000	$0.22
$0.28 - $0.31	721,250	$0.27	3.93	721,250	$0.27
$0.34 - $0.37	892,500	$0.33	6.14	892,500	$0.33
$0.38 - $0.86	15,084,000	$0.45	3.98	11,954,000	$0.45
$0.87 - $1.21	415,000	$1.28	6.86	200,000	$1.20
	23,667,750	$0.38	4.02	20,322,750	$0.35

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.                               STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount
Balance, January 1, 2013	$16,361,282
Stock-based compensation	4,021,153
Fair value of stock options exercised	(121,368)
Fair value of expired warrants	—
Balance, December 31, 2013	20,261,067
Stock-based compensation	958,332
Fair value of stock options expired	(47,826)
Balance, June 30, 2014	$21,171,573

11.                               LOSS PER SHARE

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Numerator
Net loss	$(2,938,777)	$(1,978,630)	$(4,758,986)	$(3,603,647)
Denominator
Weighted average number of common shares outstanding	157,608,068	132,474,865	148,728,474	128,738,362
Weighted average number of common shares outstanding - diluted	157,608,068	132,474,865	148,728,474	128,738,362
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.03)	$(0.03)

The effect on the net loss in 2014 and 2013 of the shares to be issued on exercise of common share purchase options, warrants, compensation warrants is not reflected as they are anti-dilutive.

12.                               COMMITMENTS AND CONTINGENCIES

The Company has an operating lease for office and research facilities expiring June 30, 2015.

Rent expense under these leases was $31,109 and $63,109 for the three and six months ended June 30, 2014 (2013 - $31,554 and $56,301).

Remaining minimum annual rental payments to the lease expiration dates are as follows:

2014	$65,795
2015	32,897
$98,692

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.                               RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Salaries	$183,006	$235,831	$558,660	$372,231
Share-based payments (1)	171,319	481,901	399,867	647,143
Total	$354,325	$717,732	$958,527	$1,019,374

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the year.

During the six ended June 30, 2014, the Company settled $100,000 that was advanced to the former CEO of the Company. The amount was non interest bearing and short-term in nature. The Company settled the amount due from the former CEO in return for a reduction in his compensation and certain other entitlements.

During the three and six months ended June 30, 2014, the Company paid $168,795 and $223,540 (2013 -$39,600 and $96,000) in salary to the executive chairman and CEO.

During the three and six months ended June 30, 2014, the Company paid $13,686 and $27,372 (2013 - $25,200 and $50,400) in consulting fees to the vice chairman of the Board.

The Company paid $32,243 and $85,227 in fees and disbursements (2013 - $13,226 and $16,647) to a law firm, of which a director is counsel, for legal services rendered to the Company for the three and six months ended June 30, 2014.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

14.                               SEGMENT INFORMATION

The Company and its subsidiary operates in a single segment; the design of semi-conductor products for military and industrial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operating segment is below:

ODIS Inc. (“ODIS”)

ODIS develops the technology to produce a monolithic, integrated opto electronic microchip having several potential major market applications: infrared sensor arrays for Homeland Security monitoring and imaging along with the unique combination of optical lasers, and electronic control circuits on the same microchip for potential applications in various military programs and potentially telecom for Fibre to The Home. ODIS’ technology also provides the opportunity for higher speed computing capabilities.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.                            SEGMENT INFORMATION (Continued)

The Company operates geographically in the United States and Canada. Geographical information is as follows:

	2014
As of June 30,	US	Canada	Consolidated
Current assets	$3,635,285	$9,119,034	$12,754,319
Property and equipment	850,579	—	850,579
Patents and licenses	175,900	—	175,900
	$4,661,764	$9,119,034	$13,780,798

Six months ended June 30,	US	Canada	Consolidated
General and administration	$2,074,782	$1,758,973	$3,833,755
Research and development	1,095,063	—	1,095,063
Other income	(169,832)	—	(169,832)
	$3,000,013	$1,758,973	$4,758,986

	2013
As of June 30,	US	Canada	Consolidated
Current assets	$2,140,044	$3,409,646	$5,549,690
Property and equipment	211,095	—	211,095
Patents and licenses	132,075	—	132,075
Construction in progress	673,655	—	673,655
	$3,156,869	$3,409,646	$6,566,515

Six months ended June 30,	US	Canada	Consolidated
General and administration	$825,262	$2,196,153	$3,021,415
Research and development	759,588	—	759,588
Other income	(177,356)	—	(177,356)
	$1,407,494	$2,196,153	$3,603,647

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.                            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, short-term investments, accounts and other receivable, marketable securities, accounts payable and accrued liabilities and customer deposits.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The Company estimates that the fair value of these instruments  approximate the carrying values due to their short term nature.

The Company has classified financial assets as follows:

	June 30,	December 31,
	2014	2013

Fair value through profit or loss, measured at fair value:
Cash	$12,695,936	$3,260,967
Available-for-sale, measured at fair value:
Marketable securities	—	397
	$12,695,936	$3,261,364

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash was determined using level 1 inputs.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of  accounts and other receivables. The Company has accounts and other receivables from a governmental agency in North America. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case by case basis. The Company has never experienced any significant instances of non-payment from its customers.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US and Canadian dollar. Most transactions are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian dollar.  A 10% change in the Canadian dollar would increase or decrease other comprehensive income  by $911,703.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities over the next twelve months.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.                            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Market Risk

Market risk arises from the possibility that changes in market prices will affect the value of the financial instruments of the Company. The Company is exposed to fair value fluctuations on its short-term investments and marketable securities. The Company’s other financial instruments (cash, cash equivalents, accounts and other receivable and accounts payable and accrued liabilities) are not subject to market risk, due to the short-term nature of these instruments.

16.                            CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders equity (excluding accumulated other comprehensive income, deficit and non controlling interest) and cash. The components of capital on June 30, 2014 were:

Cash	$12,695,936
Shareholders equity	$85,165,366

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis.  There were no changes in the Company’s approach to capital management during the year.

17.                            EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Wages and benefits	$288,583	$171,409	$466,686	$332,704
Subcontract fees	50,090	55,000	158,180	182,964
Stock-based compensation	250,153	93,421	419,913	190,123
Supplies	24,175	30,505	50,284	53,797
	$613,001	$350,335	$1,095,063	$759,588

General and administrative costs can be analysed as follows:

Stock-based compensation	$118,405	$899,758	$538,419	$1,537,771
Wages and benefits	366,368	232,509	717,517	483,689
Professional fees	146,057	128,758	447,760	205,621
Management and consulting fees	65,084	121,594	165,300	270,019
General expenses	187,116	284,663	345,012	445,197
Rent	37,776	37,102	79,166	66,390
Depreciation and amortization	50,276	10,180	100,683	12,728
Shares issued for reduction of license fee	1,439,898	—	1,439,898	—
	$2,410,980	$1,714,564	$3,833,755	$3,021,415

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.                            REDUCTION OF LICENSE FEE

The University of Connecticut agreed to convert certain royalty rights into a significant investment in the Company.  The parties agreed to restructure the payment provisions of the License Agreement by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company. The common shares were valued at $1,439,898 (CAD $1,580,000). The market value of shares were determined using the quoted market price of the stock on the date of the agreement between the Company and the University of Connecticut.

19.                            ACCOUNTING POLICY CHANGE

During the period, the Company made an accounting policy change to capitalize its patent registration costs. The previous accounting policy was to charge all patent registration costs against profit and loss in the year those costs are incurred (see note 2).

The new accounting policy was adopted in the current period and has been applied retrospectively. Management believes that the change in accounting policy will provide more relevant and reliable information. The Company is developing an intangible process which is increasing the net worth of the Company. Each patent filed, increases the value of the Company. This retrospective change in accounting policy provides more transparent information relating to these assets as they are expected to provide future economic benefits and they can be measured reliably.

The impact of the change in accounting policy on the Consolidated Statement of Operations and Deficit, Consolidated Statement of Comprehensive Loss, Consolidated Statement of Financial Position and Consolidated Statements of Cash Flows is set out below:

Consolidated Statements of Operations and Deficit:

	Three Months Ended	Six Months Ended
	June 30,	June 30,
	2013	2013

Net loss previously reported	$(1,974,540)	$(3,658,388)
Differences (increasing) decreasing reported net loss
General and administrative expenses	(4,090)	54,741
Net loss	(1,978,630)	(3,603,647)
Deficit beginning of period	(60,774,062)	(59,149,045)
Deficit end of period	$(62,752,692)	$(62,752,692)

Loss per share previously reported	$(0.01)	$(0.03)
Loss per share as restated	$(0.01)	$(0.03)

Deficit, previously reported		$(62,836,640)
Effects due to change in accounting policy:
Years prior to 2013		29,207
2013		54,741
Net loss		$(62,752,692)

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19.                            ACCOUNTING POLICY CHANGE (Continued)

Consolidated Statements of Comprehensive Loss:

	Three Months Ended	Six Months Ended
	June 30,	June 30,
	2013	2013
Comprehensive loss previously reported	$(2,093,575)	$(3,894,540)
Adjustment to net loss due to change in accounting policy	(4,090)	54,741
Comprehensive loss	$(2,097,665)	$(3,839,799)

Consolidated Statements of Financial Position:

	Balance as previously	Change in
	reported	accounting	Balance as
	December 31, 2013	policy	adjusted
Patents and licenses previously reported, December 31, 2013	$38,790	$86,886	$125,676
Deficit	$(67,081,588)	$86,886	$(66,994,702)

Consolidated Statements of Cash Flows:

Patents and licenses that are capitalized are included as part of cash flows from investing activities whereas patent registration costs that are expensed, and amortization of capitalized costs are included as part of cash flows from operating activities. This has resulted in additional cash outflows from investing activities being relating to capitalized patent registration costs of $62,923 for the year period ended June 30, 2013. This has also resulted in a corresponding reduction being reflected in the net cash outflow from operating activities of $62,923. Non-cash operating activities relating to the amortization of patent registration costs increased by  $8,183 for the period ended June 30, 2013.